Exhibit 99.1

Copa Holdings S.A. Files Annual Report Form 20-F

PANAMA CITY, May 2, 2016 /PRNewswire/ -- Copa Holdings, S.A. (NYSE: CPA) has filed today its annual report on Form 20-F for the fiscal year ended December 31, 2015 with the U.S. Securities and Exchange Commission.

The report is available on the investor relations section of Copa's website at http://www.copa.com. Shareholders may receive a hard copy of the report, which includes Copa's audited financial statements, free of charge through the contact below.

Electronic Link:	http://investor.shareholder.com/copa/sec.cfm
Hard Copy Request link:	http://investor.shareholder.com/copa/investorkit.cfm

For more information please contact Copa Holdings' Investor Relations Department:

Contact: Raul Pascual – Director of Investor Relations
Phone: (507) 304-2774
Fax: (507) 304-2447

Copa Holdings is a leading Latin American provider of passenger and cargo services. The Company, through its operating subsidiaries, provides service to 76 destinations in 31 countries in North, Central and South America and the Caribbean with one of the youngest and most modern fleets in the industry, consisting of 100 aircraft: 77 Boeing 737NG aircraft and 23 EMBRAER-190s. For more information visit www.copa.com.

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